ZIONS BANCORPORATION

July 28, 2011

Dear Ms. McCord:

We have received your comment letter dated July 19, 2011 related to the December 31, 2010 Fiscal Year-End Form 10-K filed March 1, 2011 and to the March 31, 2011 Fiscal Quarter-End Form 10-Q filed May 10, 2011, for Zions Bancorporation (File No. 001-12307). As acknowledged yesterday, we expect to provide our response no later than August 19, 2011.

By:	/s/ Alexander J. Hume
Name:	Alexander J. Hume
Title:	Senior Vice President and Corporate Controller